RAINCHIEF NAMES NUEVA TO MANAGE & OPERATE OIL PROPERTY
Nueva to direct Gulf Jensen site geology and project development

For Immediate Release

April 19, 2012 – Vancouver, BC – RainChief Energy Inc. [OTCBB: RCFEF] today announced that it has contracted with Calgary-based Nueva Oil & Gas to manage and operate the company’s recently acquired Gulf Jensen Prospect, an oil property located in New Mexico’s Permian Basin. Nueva will also retain a 10% working interest in the property and manage all exploration and development activities on behalf of RainChief.

Nueva Oil & Gas Corporation is controlled by Norman Mackenzie, who is also the founder of C&C Energia [TSX: CZE]. Mr. Mackenzie will directly advise RainChief on all aspects of site geology and project development.

The Permian Basin has produced over 20 billion barrels of oil with a financial value that exceeds $2 trillion, based on today’s oil prices. The Basin produces 17% of total United States crude oil and represents 66% of Texas' current oil production. Proven reserves are second only to Alaska and New Mexico’s portion of the Basin holds three of the 100 largest oil fields in the US.

 In announcing the Nueva contract, RainChief CEO Paul Heney stated, “We’re partnering with Nueva and Norman Mackenzie in the development of what we believe is a very high quality oil property. Nueva’s extensive engineering review of the open-hole electric logs from the original #1 Jensen is the basis of our plan to drill new offset oil wells. Similar geological structures and hydrocarbon production in the Gulf Jensen region of the Permian Basin indicates very positive development potential.”

The neighboring Peterson oil field has recorded well production rates to 492 barrels of oil a day with 193 barrels of formation water from the reef oil trap. Per well oil recoveries range up to 230,000 barrels of oil with 1 billion cubic feet of natural gas. Analysis of the Prospect and comparison with the Peterson oil field indicates that the Gulf Jensen Prospect could contain significant levels of oil and natural gas equivalent.

The Gulf Jensen Prospect includes 2,400 gross acres of oil and gas leases and is located in the New Mexico portion of the Permian Basin, an area covering portions of west-central Texas and southeast New Mexico. In the New Mexico region of the Basin there are currently 52,560 producing oil and gas wells and 65 active rigs in operation.

RainChief Energy is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico. The company continues to review additional resource properties that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Rainchief Energy currently has the following share capitalization as of April 19, 2012:

Issued and Outstanding:	36,867,241
Warrants:	4,885,000
Fully Diluted:	41,752,242
Held in DTCC:	12,050,515

Additional information can be found at: www.rainchief.com

Nueva Oil & Gas is headed by well-know Canadian oilman, Norman Mackenzie, who is also Founder and Director of C&C Energia. C&C is a publicly traded, independent oil and gas company that trades on the Toronto Stock Exchange [TSX: CZE]. The company’s operations are in Colombia, South America with offices in Bogota, Colombia and Calgary. C&C currently operates 100% of its oil production and holds interests in eight blocks in Colombia totaling 647,500 acres [559,000 net acres].

Additional information can be found at: www.ccenergialtd.com

On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

For investor information, contact:
Larry K. Davis at 250-595-7714 or larry.davis@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C 3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information.” All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses.  Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.